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Exhibit 12.1

KODIAK OIL & GAS CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2006	2007	2008	2009	2010	Three Months Ended March 31, 2011(2)
Net Annual Income / (Loss)	$(2,786)	$(38,186)	$(56,498)	$(2,563)	$(2,402)	$(7,325)
Add fixed charges	$6	$13	$22	$36	$644	$1,291

Earnings as defined	$(2,780)	$(38,173)	$(56,476)	$(2,527)	$(1,758)	$(6,034)

Estimated interest component of rent	$6	$13	$15	$11	$12	$4
Interest on outstanding loans	$—	$—	$—	$—	$549	$1,100
Amortization of deferred financing costs	$—	$—	$7	$25	$83	$187

Total Fixed charges	$6	$13	$22	$36	$644	$1,291

Ratio of Earnings to Fixed charges	—	—	—	—	—	—

Estimated interest within rental expense:
Total rent expense	$63	$144	$244	$248	$289	$87
Instrument,"Bank prime loan" rate Frequency,"Annual"(1)	7.96%	8.06%	5.12%	3.25%	3.25%	3.25%
+1% premium, small cap company	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

TOTAL	8.96%	9.06%	6.12%	4.25%	4.25%	4.25%

Calculated interest within rental expense	$6	$13	$15	$11	$12	$4

Fixed Charges Coverage	$(2,786)	$(38,186)	$(56,491)	$(2,538)	$(1,770)	$(6,038)

  The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include income before income taxes and fixed charges. "Fixed charges" include interest, whether expensed or capitalized. Earnings for the years ended December 31, 2006, 2007, 2008, 2009, and 2010 were insufficient to cover fixed charges by $2,786, $38,186, $56,491, $2,538, and $1,770 respectively.

(1)    ,Description,"Average majority prime rate charged by banks on short-term loans to business, quoted on an investment basis"

         ,Note,"Weekly figures are averages of 7 calendar days ending on Wednesday of the current week; monthly figures include each calendar day in the month."

         ,Note,"Annualized using a 360-day year or bank interest."

         ,Note,"Rate posted by a majority of top 25 (by assets in domestic offices) insured U.S.-chartered commercial banks. Prime is one of several base rates used by banks to price short-term business loans."

(2)    Ratio annualized for consistent calculation purposes

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  Exhibit 12.1